Exhibit (h)(xxiii)

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of December 30, 2022, by and between DuPont Capital Management Corporation (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of the DuPont Capital Value Creators Large Cap Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below (the “Expense Limitation”).

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through August 31, 2024, unless the Board of Trustees of the Trust approves its extension or earlier termination, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses,” and brokerage commissions) do not exceed (on an annual basis) 0.85% as a percentage of the Fund’s average daily net assets.

Fee Recovery. The Adviser is entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, for fees it waived and Fund expenses it paid to the extent the total annual fund expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement. No reimbursement will occur unless the Fund’s expenses are below the Expense Limitation.

Term. This Agreement shall terminate on December 30, 2024, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature page follows]

Effective as of the date first set forth above.

DuPont Capital Management Corporation

By:	/s/ Valerie J. Sill
Name:	Valerie J. Sill
Title:	President and CEO

FundVantage Trust, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President